Exhibit 12.1

Alpha Natural Resources, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands except ratio)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Earnings:
Loss before income taxes	$(601,378)	$(129,328)	$(1,063,732)	$(2,886,333)
Adjustments:
Fixed charges	65,635	53,918	227,196	162,004
Income from equity investees	6,828	491	23,615	1,302
Amortization of capitalized interest	88	16	265	120
Capitalized interest	—	(13)	(1)	(1,191)
	$(528,827)	$(74,916)	$(812,657)	$(2,724,098)

Fixed Charges:
Interest expense	$62,233	$47,345	$182,587	$139,313
Loss on early extinguishment of debt	(158)	—	33,039	—
Portion of rental expense representative of interest	3,560	6,560	11,569	21,500
Capitalized interest	—	13	1	1,191
	$65,635	$53,918	$227,196	$162,004

Ratio of earnings to fixed charges	N/A(1)	N/A(1)	N/A(1)	N/A(1)

(1)
The ratio of earnings to fixed charges was less than one-to-one for the three months ended September 30, 2013 and September 30, 2012, and for the nine months ended September 30, 2013 and September 30, 2012. Additional earnings of $594.4 million, $128.8 million, $1 billion, and $2.9 billion, respectively, would be needed to have a one-to-one ratio of earnings to fixed charges.